Exhibit 99.1

Innoviz Technologies Reports Third Quarter 2021
Operational and Financial Results

Distinguished Guest from BMW to Join Management on Conference Call
Scheduled Today at 9:00 AM ET

TEL AVIV, Israel, November 10, 2021 – Innoviz Technologies (Nasdaq: INVZ), a technology leader of high-performance, solid-state LiDAR sensors and perception software, today reported operational and financial results for the third quarter ended September 30, 2021. Innoviz management reaffirmed its long-term guidance, future potential order book, and provided operational updates on its commercial traction, technology leadership, and corporate development.

Commercial Traction

•
Innoviz continues to make progress on key automotive programs with leading car makers and technology companies for sourcing decisions in the short- and mid-term period. The unique cost and performance proposition offered by InnovizTwo has garnered significant interest from the market.

•
For certain automotive programs, Innoviz can now provide the InnovizTwo solution as a direct Tier 1 supplier. Innoviz successfully completed an extensive, 12-month Tier 1 supplier audit process conducted by one of the largest car makers in the world. Innoviz is now recognized as a direct supplier as part of the final stage of consideration for a nomination for a L2/L3 program. If received, this recognition would mark an important milestone in Innoviz’s progress and establishment in the automotive space.

•
Integrated its Perception Platform with NVIDIA’s DRIVE AGX autonomous vehicle development platform, including the NVIDIA DRIVE ecosystem, which is used on several programs where Innoviz is interested in expanding its business. Innoviz’s LiDAR sensor is also integrated with the NVIDIA DRIVE Sim.

•
Selected by JueFX for its Vehicle-to-Everything (V2X) solution to improve road safety and traffic alerts for autonomous vehicles in China. JueFX will install Innoviz’s high-performance, solid-state LiDAR on smart city infrastructure and leverage its annotated data to monitor traffic in real time and to send alerts to autonomous vehicles.

Technology Leadership

•
On track with the industrialization of InnovizOne with the final hardware design freeze anticipated by the end of 2021. This would enable the mass production of InnovizOne at the fully automated production facility in Holly, Michigan.

•	On track with InnovizTwo’s new design to deliver its first engineering samples by the end of 2021.

•
Expanded key automotive capabilities in-house, primarily around Automotive SPICE (Software Process Improvement and Capability), quality, supplier management, validation, and verification. Innoviz expects these capabilities to allow it to serve multiple programs in a more cost effective, comprehensive, and efficient manner.

•	Migrated Innoviz’s perception stack from InnovizAPP edge computing platform to the NVIDIA DRIVE AGX Platform, which is used on several programs in which Innoviz participates.

Corporate Development

•
Increased employee headcount by 32 people in the third quarter, bringing the company’s total employee count to 369 at quarter end. The increase in headcount was driven by the need to support potential programs and new product development.

•	Approximately 70% of the company’s employees consist of the research and development team.

Management Commentary

"As the global LiDAR market moves towards the convergence on multiple programs, Innoviz is uniquely positioned to secure new design wins due to our extensive automotive experience, our growing capabilities and our portfolio of products,” said Omer Keilaf, CEO and co-founder of Innoviz. “Given our Tier 1 status, InnovizTwo solution, the maturity of our customer engagements as well as a growing program pipeline, we are confident in our ability to solidify our position as the leading LiDAR supplier in the automotive industry.”

Third Quarter 2021 Financial Results

•
Revenues for Q3 2021 were $2.1 million, an increase of 106% compared to Q2 2021, and an increase of 13% compared to Q3 2020. InnovizOne-related revenues in Q3 2021 were $1.6 million, or 79% of the total quarterly revenues, an increase of 36% compared to $1.2 million, or 66% of the total quarterly revenues, in Q3 2020. The company continues to see strong interest for its products and expects the positive momentum to continue.

•
Operating expenses for Q3 2021 were $30.0 million, an increase from $16.8 million in Q3 2020. Q3 2021 operating expenses included $8.2 million of stock-based compensation. The increase in operating expenses compared to Q3 2020 was primarily due to an increase of $7.4 million of stock-based compensation and personnel-related expenses. Additionally, the company continued to invest in R&D, with R&D expenses totaling $20.6 million for Q3 2021, of which $3.7 million was attributable to stock-based compensation, compared to $14.7 million of R&D expenses incurred in Q3 2020, of which $0.6 million was attributable to stock-based compensation.

•
As of September 30, 2021, the company had $139.6 million in cash and $185.0 million in short-term deposits, compared to $58.0 million in cash as of September 30, 2020. The increase in cash was related to the closing of the company’s business combination transaction earlier this year.

Forward-Looking Guidance

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Innoviz management reaffirmed its forward-looking order book guidance of $2.4 billion, representing the cumulative projected future sales of hardware and perception software through 2030 based on current estimates of volumes and pricing.

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Innoviz currently has 56 prospective customers in the late stages of technical evaluation, RFIs and RFQs. Of the 56 prospective customers, nine are in the RFQ or final commercial negotiations stage. These nine prospects represent more than $3.4 billion in future potential order book volume. Innoviz expects some of these projects to materialize into contractual relationships by mid-2022.

•
Given Innoviz’s proven automotive experience, the value and performance of its products, the maturity of its engagements, and the scope of its relationships, the company is confident in its potential to establish market leadership.

Conference Call

Innoviz management will hold a conference call today, November 10, 2021, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss these results. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call from New York City, joined by a distinguished guest from BMW. The presentation will be followed by a question-and-answer session.

All are invited to listen to the event by registering in advance: Here.

The webinar can also be accessed by telephone through the following details:

One tap mobile:
+13017158592, 84486760489# US (Washington DC)
+13126266799, 84486760489# US (Chicago)
+97239786688, 84486760489# Israel

Join by phone:
Dial (for higher quality, dial a number based on your current location):
US: +1 301 715 8592, +1 312 626 6799, +1 346 248 7799, +1 646 558 8656, +1 669 900 9128, +1 253 215 8782
Israel: +972 3 978 6688
Webinar ID: 84486760489

International numbers are available here.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies
Innoviz is a leading provider of technology that will put autonomous vehicles on roads. Innoviz’s LiDAR technology can “see” better than a human driver and meets the automotive industry’s strict expectations for performance, safety, and price. Selected by BMW for its fully autonomous car program, Innoviz’s technology will be deployed in BMW’s consumer vehicles. InnovizOne LiDAR has also been selected by a leading European Tier 1 automotive company for its shuttle program. Innoviz is backed by top-tier strategic partners and investors, including SoftBank Ventures Asia, Samsung, SK, Magna International, Aptiv, Magma Venture Partners, and others. For more information, visit www.innoviz.tech.

Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, customer acquisition, Innoviz’s forward-looking order book, Innoviz’s projected revenue, Innoviz’s future potential order book and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 21, 2021 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

Media Contact: Media@innoviz-tech.com

Investor Contact:

Maya Lustig
Innoviz Technologies
+972 54 677 8100
Maya.Lustig@innoviz-tech.com

Gateway Investor Relations
Cody Slach or Matt Glover
(949) 574-3860
Investors@innoviz-tech.com

- Tables to follow -

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)

Revenues	$1,831	$2,076	$3,680	$3,811
Cost of revenues	(1,318)	(2,201)	(5,097)	(5,737)
Gross profit (loss)	513	(125)	(1,417)	(1,926)
Operating expenses:
Research and development	$14,677	$20,576	$41,894	$69,397
Selling and marketing	1,243	3,652	3,941	20,834
General and administrative	844	5,753	2,508	30,179
Total operating expenses	16,764	29,981	48,343	120,410
Operating loss	(16,251)	(30,106)	(49,760)	(122,336)
Financial income, net	536	3,735	626	2,827
Loss before taxes on income	(15,715)	(26,371)	(49,134)	(119,509)
Taxes on income	63	(60)	(29)	(132)

Net loss	$(15,652)	$(26,431)	$(49,163)	$(119,641)
Basic and diluted net loss per ordinary share	$(1.06)	$(0.20)	$(3.31)	$(1.35)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	18,861,241	133,430,689	18,697,015	92,115,826

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2020	2021
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$49,950	$139,569
Short term deposits	-	185,000
Short-term Restricted Cash	8	868
Trade receivables	2,506	554
Inventory	2,164	4,611
Prepaid expenses and other current assets	3,287	5,159
Total current assets	57,915	335,761
LONG-TERM ASSETS:
Restricted deposits	864	-
Other long-term assets	537	163
Property and equipment, net	13,245	14,219
Total long-term assets	14,646	14,382
Total assets	$72,561	$350,143
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables	$7,751	$3,830
Advances from customers and deferred revenues	1,661	1,536
Employees and payroll accruals	5,528	7,671
Accrued expenses and other current liabilities	2,579	4,140
Short term loan and current maturities	275	2,400
Total current liabilities	17,794	19,577
LONG-TERM LIABILITIES:
Loan, net of current maturities	2,224	-
Long-term advances from customers and deferred revenues	3,473	3,588
Warrant liability	-	4,547
Total long-term liabilities	5,697	8,135
Convertible preferred shares	272,815	-
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of no-par value	*-	*-
Additional paid-in capital	7,658	673,475
Accumulated deficit	(231,403)	(351,044)
Total shareholders' equity (deficit)	(223,745)	322,431
Total liabilities, convertible preferred shares and shareholders' equity (deficit)	$72,561	$350,143

* Represents amount lower than $1

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(15,652)	$(26,431)	$(49,163)	$(119,641)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	539	699	2,072	2,024
Revaluation of Private Warrants	-	(3,589)	-	(2,744)
Stock Based Compensation	798	8,165	2,383	59,826
Capital gain	-	-	(6)	-
Interest income	(112)	(80)	(327)	(136)
Decrease (increase) in prepaid expenses and current assets	842	4,612	108	(1,136)
Decrease (increase) in accounts receivable	(1,355)	866	(932)	1,373
Decrease (increase) in inventory	(99)	(947)	455	(2,447)
Decrease in trade payables	(924)	(7,131)	(3,384)	(4,361)
Increase in accrued expenses and other liabilities	2,391	474	1,238	1,344
Increase (decrease) in employees and payroll accruals	83	(2,019)	1,088	2,143
Increase (decrease) in advances from customers and deferred revenues	(69)	(968)	(130)	570
Net cash used in operating activities	(13,558)	(26,349)	(46,598)	(63,185)
Cash flows from investing activities:
Purchase of property and equipment	(928)	(864)	(3,134)	(2,998)
Withdrawal of (investment in) short term deposits	(22)	10,000	34,720	(185,000)
Decrease in restricted deposits	-	55	-	56
Net cash provided (used) in investing activities	(950)	9,191	31,586	(187,942)
Cash flows from financing activities:
Cash received in connection with reverse merger, net of issuance cost	-	-	-	122,728
Issuance of common stock in connection with PIPE offering, net of issuance cost	-	-	-	217,343
Proceeds from exercise of options	41	222	219	690
Repayment of loan	(71)	(46)	(192)	(179)
Net cash provided (used) by financing activities	(30)	176	27	340,582
Effect of exchange rate changes on cash, cash equivalents and restricted cash	118	196	325	216
Increase (decrease) in cash, cash equivalents and restricted cash	(14,420)	(16,786)	(14,660)	89,671
Cash, cash equivalents and restricted cash at beginning of the period	73,187	157,223	73,427	50,766
Cash, cash equivalents and restricted cash at end of the period	$58,767	$140,437	$58,767	$140,437

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)

Supplementary disclosure of cash flows activities:
(1) Cash received during the period for:
Interest	$(946)	$(119)	$(947)	$(125)
(2) Cash paid during the period for:
Interest	$22	$42	$67	$87
Income taxes	$-	$59	$29	$128
(3) Non-cash transactions:
Non-marketable securities in consideration for property and equipment	$-	$-	$54	$-
Conversion of preferred shares to ordinary shares	-	-	-	272,815
Issuance cost paid in Equity	-	-	-	77,309
(4) Cash, cash equivalents and restricted cash at end of the period:
Cash and cash equivalents	$57,952	$139,569	$57,952	$139,569
Short-term restricted deposits	8	868	8	868
Restricted deposits	807	-	807	-
	$58,767	$140,437	$58,767	$140,437